Exhibit 21.1

Subsidiaries of the Company

The following is a list of subsidiaries of the Company as of December 31, 2015:

Name	State or Sovereign Power of Incorporation
Lighting Science Group B.V.	The Netherlands
Lighting Science Coöperatief U.A.	The Netherlands
Lighting Science Group Mexico S. de R.L. de C.V.	Mexico
LSGC LLC	Delaware
Biological Illumination, LLC	Delaware
Lighting Science Macau Limited	Macau
Lighting Science India Private Limited	India
Lighting Science Group HK Ltd.	Hong Kong